                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                              COYOTE SPORTS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                        COMMON STOCK ($.001 PAR VALUE)
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  224071 10 0
--------------------------------------------------------------------------------
                                (CUSIP Number)

         J.P. McNeill, Chief Financial Officer, Coyote Sports, Inc.,
                    3855 Ruffin Road, San Diego, CA   92123
                                 (619)990-7983
--------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               February 2, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership or more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
                               (See Rule 13d-7.)


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 189 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                    Notes).

                               TABLE OF CONTENTS


                                                                    Page
                                                                    ----

ARTICLE 1.  THE TRANSACTION............................................1
            1.1.  THE MERGER...........................................1
            1.2.  EFFECTIVE DATE OF THE MERGER.........................1
            1.3.  TAX-FREE REORGANIZATION..............................1
            1.4.  CONVERSION OF SECURITIES.............................2
            1.5.  TERMS OF EXCHANGE....................................2
            1.6.  DIVIDENDS; TRANSFER TAXES............................3
            1.7.  NO FRACTIONAL SHARES.................................3
            1.8.  STOCK OPTIONS........................................4
            1.9.  STOCKHOLDER APPROVAL.................................4
            1.10. CLOSING OF RP'S TRANSFER BOOKS.......................5
            1.11. ASSISTANCE IN CONSUMMATION OF THE MERGER.............5
            1.12. CLOSING..............................................5
            1.13. ILLUSTRATIVE COMPUTATION.............................5

ARTICLE 2.  SURVIVING CORPORATION......................................5
            2.1.  CERTIFICATE OF INCORPORATION.........................5
            2.2.  BY-LAWS..............................................5
            2.3.  OFFICERS; BOARD OF DIRECTORS.........................5
            2.4.  EFFECTS OF THE MERGER................................6

ARTICLE 3.  REPRESENTATIONS OF CSI.....................................6
            3.1.  CSI DISCLOSURE SCHEDULE..............................6
            3.2.  EXISTENCE AND GOOD STANDING OF CSI...................6
            3.3.  AUTHORIZATION, VALIDITY AND EFFECT OF AGREEMENT......7
            3.4.  CAPITAL STOCK........................................7
            3.5.  SUBSIDIARIES.........................................8
            3.6.  NO VIOLATIONS........................................8
            3.7.  SEC DOCUMENTS........................................8
            3.8.  LITIGATION...........................................9
            3.9.  ABSENCE OF CERTAIN CHANGES...........................9
            3.10. TAX MATTERS..........................................10
            3.11. CERTAIN EMPLOYEE PLANS...............................12
            3.12. LABOR MATTERS........................................13
            3.13. ENVIRONMENTAL LAWS AND REGULATIONS...................14
            3.14. REAL PROPERTY........................................15
            3.15. LIMITATION ON BUSINESS CONDUCT.......................16
            3.16. TITLE TO PROPERTY....................................16
            3.17. INSURANCE............................................16
            3.18. INTELLECTUAL PROPERTY................................16
            3.19. CERTAIN CONTRACTS....................................17
            3.20. NO BROKERS...........................................17
            3.21. CONFLICTS OF INTEREST................................17
            3.22. PERSONAL PROPERTY....................................17

            3.23. TAKEOVER STATUTE.....................................17
            3.24. DISCLOSURE...........................................18
            3.25. STATUS AS REORGANIZATION.............................18

ARTICLE 4.  REPRESENTATIONS OF RP......................................19
            4.1.  RP DISCLOSURE SCHEDULE...............................19
            4.2.  EXISTENCE AND GOOD STANDING OF RP....................19
            4.3.  AUTHORIZATION, VALIDITY AND EFFECT OF AGREEMENT......20
            4.4.  CAPITAL STOCK........................................20
            4.5.  SUBSIDIARIES.........................................21
            4.6.  NO VIOLATIONS........................................21
            4.7.  SEC DOCUMENTS........................................21
            4.8.  LITIGATION...........................................22
            4.9.  ABSENCE OF CERTAIN CHANGES...........................22
            4.10. TAX MATTERS..........................................23
            4.11. CERTAIN EMPLOYEE PLANS...............................24
            4.12. LABOR MATTERS........................................25
            4.13. ENVIRONMENTAL LAWS AND REGULATIONS...................26
            4.14. REAL PROPERTY........................................27
            4.15. LIMITATION ON BUSINESS CONDUCT.......................27
            4.16. TITLE TO PROPERTY....................................28
            4.17. INSURANCE............................................28
            4.18. INTELLECTUAL PROPERTY................................28
            4.19. CERTAIN CONTRACTS....................................29
            4.20. NO BROKERS...........................................29
            4.21. CONFLICTS OF INTEREST................................29
            4.22. PERSONAL PROPERTY....................................29
            4.23. TAKEOVER STATUTE.....................................29
            4.24. DISCLOSURE...........................................30
            4.25. ADDITIONAL DISCLOSURE................................30

ARTICLE 5.  COVENANTS..................................................31
            5.1.  NO SOLICITATION BY RP................................31
            5.2   NO SOLICITATION BY CSI...............................33
            5.3   CONDUCT OF BUSINESSES................................35
            5.4   MEETINGS OF STOCKHOLDERS.............................38
            5.5   FILINGS; OTHER ACTION................................39
            5.6   INSPECTION OF RECORDS; ACCESS........................39
            5.7   PUBLICITY............................................39
            5.8   REGISTRATION STATEMENT/PROXY STATEMENT...............40
            5.9   COMPLIANCE WITH THE SECURITIES ACT; RESALE
                  PROSPECTUS...........................................40
            5.10. TAKEOVER PROVISIONS INAPPLICABLE.....................40
            5.11. INFORMATION IN DISCLOSURE DOCUMENTS, REGISTRATION
                  STATEMENTS, ETC......................................41
            5.12. FURTHER ACTION.......................................41

                                                                      PAGE
                                                                      ----

            5.13. FEES AND EXPENSES....................................41
            5.14. STOCKHOLDERS' AGREEMENT; VOTING AGREEMENTS...........43
            5.15. DIRECTORS' AND OFFICERS' INSURANCE AND
                  INDEMNIFICATION......................................43
            5.16. RP STOCK PLANS.......................................43
            5.17. REORGANIZATION.......................................44

ARTICLE 6.  CONDITIONS.................................................44
            6.1.  CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE
                  MERGER...............................................44
            6.2.  CONDITIONS TO OBLIGATION OF RP TO EFFECT THE MERGER..45
            6.3.  CONDITIONS TO OBLIGATION OF CSI TO EFFECT THE MERGER.45

ARTICLE 7.  TERMINATION................................................46
            7.1.  TERMINATION BY MUTUAL CONSENT........................46
            7.2.  TERMINATION BY EITHER RP OR CSI......................46
            7.3.  TERMINATION BY RP....................................46
            7.4.  TERMINATION BY CSI...................................47
            7.5.  EFFECT OF TERMINATION AND ABANDONMENT................49
            7.6.  EXTENSION; WAIVER....................................49

ARTICLE 8.  GENERAL PROVISIONS.........................................49
            8.1.  NONSURVIVAL, REPRESENTATIONS AND WARRANTIES..........49
            8.2.  NOTICES..............................................49
            8.3.  ASSIGNMENT; BINDING EFFECT; BENEFIT..................50
            8.4.  ENTIRE AGREEMENT.....................................50
            8.5.  AMENDMENT............................................50
            8.6.  GOVERNING LAW........................................50
            8.7.  COUNTERPARTS.........................................50
            8.8.  HEADINGS.............................................50
            8.9.  INTERPRETATION.......................................50
            8.10. WAIVERS..............................................51
            8.11. SEVERABILITY.........................................51
            8.12. ENFORCEMENT OF AGREEMENT.............................51
            8.13. SUBSIDIARIES.........................................51
            8.14. KNOWLEDGE............................................51

                                  SCHEDULE 13D


                         CUSIP No. ____________________

                      Page __________ of ___________ Pages


===============================================================================
      1         NAME OF REPORTING PERSON:   James M. Probst
                SS. OR IRS IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####
-------------------------------------------------------------------------------
      2
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [X] (1)
                                                                    (b)  [_]
-------------------------------------------------------------------------------
      3         SEC USE ONLY

-------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*OO

-------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [_] PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                Colorado
-------------------------------------------------------------------------------
                       7  SOLE VOTING POWER:

  NUMBER OF     ---------------------------------------------------------------

    SHARES             8  SHARED VOTING POWER 1,170,100
 BENEFICIALLY
   OWNED BY     ---------------------------------------------------------------

     EACH              9  SOLE DISPOSITIVE POWER
  REPORTING
    PERSON      --------------------------------------------------------------

     WITH             10  SHARED DISPOSITIVE POWER 1,170,100
                --------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,200,100
------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [_]
                CERTAIN SHARES*
------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                21.3%
------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*
                IN
===============================================================================
(1) Solely with respect to the matters, and to the extent, described in Item 4 and Item 6 of this Schedule 13D.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


                         CUSIP No. ____________________

                      Page __________ of ___________ Pages


===============================================================================

      1         NAME OF REPORTING PERSON:   Mel Stonebraker
                SS. OR IRS IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####
-------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [X] (1)
                                                                    (b) [_]
-------------------------------------------------------------------------------
      3         SEC USE ONLY

-------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*OO

-------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [_] PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                Colorado
-------------------------------------------------------------------------------
                         7  SOLE VOTING POWER:

  NUMBER OF     ---------------------------------------------------------------

    SHARES               8  SHARED VOTING POWER 1,430,000
 BENEFICIALLY
   OWNED BY
                ---------------------------------------------------------------
     EACH                9  SOLE DISPOSITIVE POWER
  REPORTING
    PERSON      ---------------------------------------------------------------

     WITH                10 SHARED DISPOSITIVE POWER  1,430,000
-------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,460,000
-------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [_]
                CERTAIN SHARES*
-------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                25.9%
-------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*
                IN
================================================================================
(1) Solely with respect to the matters, and to the extent, described in Item 4 and Item 6 of this Schedule 13D.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
                          INSTRUCTIONS FOR COVER PAGE

                         CUSIP No. ____________________

                      Page __________ of ___________ Pages

===============================================================================

      1         NAME OF REPORTING PERSON:   Paragon Management Group, Inc.
                SS. OR IRS IDENTIFICATION NO. OF ABOVE PERSON:
-------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [_]
                                                                    (b)  [X]
-------------------------------------------------------------------------------
      3         SEC USE ONLY

-------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*OO

-------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                Texas
-------------------------------------------------------------------------------
                        7  SOLE VOTING POWER:

  NUMBER OF     ---------------------------------------------------------------

    SHARES              8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                1,207,692 (1)(2)(3)
                ---------------------------------------------------------------
     EACH               9  SOLE DISPOSITIVE POWER
  REPORTING
    PERSON
                ---------------------------------------------------------------
     WITH               10 SHARED DISPOSITIVE POWER
                           1,207,692(1)(2)(3)
-------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,207,692
-------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [_]
                CERTAIN SHARES*
-------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                22.0%
-------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*
                CO
===============================================================================
(1)   Acting through its President Mark A. Pappas
(2) Solely in its capacity as the sole general partner of Paragon Coyote Texas, Ltd.
(3) Assumes exercise in full of Paragon Coyote Texas Ltd.'s option to acquire up to 521,739 shares of Common Stock.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D


                         CUSIP No. ____________________

                      Page __________ of ___________ Pages

===============================================================================

      1         NAME OF REPORTING PERSON:   Paragon Coyote Texas, Ltd.
                SS. OR IRS IDENTIFICATION NO. OF ABOVE PERSON:
-------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [X]
                                                                    (b)  [_]
-------------------------------------------------------------------------------
      3         SEC USE ONLY

-------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*OO

-------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [_] PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                Texas
-------------------------------------------------------------------------------
                        7  SOLE VOTING POWER:

  NUMBER OF     ---------------------------------------------------------------

    SHARES              8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                1,207,692(1)(2)
                ---------------------------------------------------------------
     EACH               9  SOLE DISPOSITIVE POWER
  REPORTING
    PERSON      ---------------------------------------------------------------

     WITH               10 SHARED DISPOSITIVE POWER
                           1,207,69(1)(22)
-------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,207,692
-------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [_]
                CERTAIN SHARES*
-------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                22.0%
-------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*
                PN
===============================================================================
(1) Power is exercised through its sole general partner, Paragon Management Group, Inc.
(2) Assumes exercise in full of Paragon Coyote Texas Ltd.'s option to acquire up to 521,739 shares of Common Stock.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D


                         CUSIP No. ____________________

                      Page __________ of ___________ Pages


===============================================================================

      1         NAME OF REPORTING PERSON: Mark A. Pappas
                SS. OR IRS IDENTIFICATION NO. OF ABOVE PERSON:
-------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)   [_]
                                                                   (b)   [X]
-------------------------------------------------------------------------------
      3         SEC USE ONLY

-------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*OO

-------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [_] PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                Texas
-------------------------------------------------------------------------------
                        7  SOLE VOTING POWER:

  NUMBER OF     ---------------------------------------------------------------

    SHARES              8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                1,207,692 (1)(2)
                ---------------------------------------------------------------
     EACH               9  SOLE DISPOSITIVE POWER
  REPORTING
    PERSON      ---------------------------------------------------------------

     WITH               10 SHARED DISPOSITIVE POWER
                           1,207,692 (1)(2)
-------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,207,692
-------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [_]
                CERTAIN SHARES*
-------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                22.0%
-------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*
                IN
===============================================================================

(1) Acting solely in his capacity as President of Paragon Management Group, Inc.
(2) Assumes exercise in full of Paragon Coyote Texas Ltd.'s option to acquire up to 521,739 shares of Common Stock.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

          Because of the transactions described herein, the Reporting Persons and Paragon Coyote Texas Ltd. ("Paragon") may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, solely with respect to the matters, and to the extent, described in
Item 4 and Item 6 of this Schedule 13D. Reference is made to the Amendment No. 3 to Schedule 13D filed on behalf of Paragon with respect to the transactions described herein for information in such regard.

Item 1.   Security and Issuer.

          The title and class of equity securities to which this statement relates: common stock, par value $.001 per share of Coyote Sports, Inc. ("Common Stock").

          The name and address of the principal executive offices of the issuer:
          Coyote Sports, Inc., 2291 Arapahoe Avenue, Boulder, CO 80302.

Item 2.   Identity and Background.

          This statement is being filed on behalf of a "group" as such term is used in Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "1934 Act"). The members of the group ("Group") are:
          James M. Probst and Mel Stonebraker.

Mel Stonebraker
Coyote Sports, Inc.
2291 Arapahoe Avenue
Boulder, Colorado 80302
Principal Business:  Sports and recreational equipment manufacturing and sales

James M. Probst
Coyote Sports, Inc.
2291 Arapahoe Avenue
Boulder, Colorado 80302
Principal Business:  Sports and recreational equipment manufacturing and sales


Item 3.   Source and Amount of Funds or Other Consideration.

          In order to induce Royal Precision, Inc. ("RPI") to enter into an Agreement and Plan of Merger (the "Merger Agreement") dated February 2, 1999, by and among RPI, CSI and RP Acquisition Corp., a Delaware corporation and wholly owned subsidiary of CSI ("RPAC"), described in more detail in Item 6 hereof, James M. Probst, Mel Stonebraker and Paragon Coyote Texas, Ltd. each entered into a Voting Agreement, described in more detail in Item 4 hereof.

Item 4.   Purpose of Transaction.

          The Group was formed by James M. Probst and Mel Stonebraker, who collectively have beneficial ownership of 47.2% of the outstanding shares of Common Stock (each sometimes hereinafter referred to as a "Stockholder" and collectively as "Stockholders"), each entering into a voting agreement with RPI dated February 2, 1999 (collectively, the "Voting Agreement").

          Pursuant to the terms of the Voting Agreement, each Stockholder agreed to (i) not transfer, sell, exchange, pledge or otherwise dispose of or encumber any of such Stockholders' shares of Common Stock or to make any offer or agreement relating to such action at any time prior to the earlier of the completion of the merger ("Merger") between RPI and RPAC contemplated by the Merger Agreement or the termination of the Merger Agreement, (ii) vote such Stockholders' shares of Common Stock in favor of approval of the Merger Agreement and the Merger, the terms thereof and each of the transactions contemplated thereby, and any matter necessary to facilitate the Merger, (iii) vote such Stockholders' shares of Common Stock against any action or agreement that would result in a breach of any covenant, representation or warranty or any other agreement or obligation of the Company under the Merger Agreement, (iv) vote such Stockholders' shares of Common Stock against any extraordinary corporate transaction, such a merger, consolidation or any business combination involving the Company or any of its subsidiaries, (v) vote such Stockholders' shares of Common Stock against a sale, lease or transfer of a material amount of assets by the Company or its subsidiaries other than in the ordinary course of business, (vi) vote such Stockholders' shares of Common Stock against any other action involving the Company or its subsidiaries which is intended or which reasonably could be expected to impede, interfere with, delay, postpone or materially adversely affect the Merger and the transactions contemplated by the Merger Agreement, (vii) not solicit proxies or to become a participant in a solicitation or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (viii) not initiate a stockholders' vote or action by consent of Company stockholders with respect to another acquisition proposal or an alternative transaction, (ix) not become a member of a group (as such term is defined in Section 13(d) of the Securities Exchange Act of 1934) with respect to any voting securities of the Company with respect to another acquisition proposal or alternative transaction , (x) not have discussions with any third party concerning an alternative transaction, and
(xi) not permit any officer, director, employee, controlled affiliate, investment banker or other agent of the Stockholder to solicit, engage in discussions or negotiate with any person or take nay other action intended or designed to facilitate the efforts of any person, other than RPI, relating to an alternative transaction, or to provide information with respect to the Company or any of the Company's subsidiaries to any person, other than RPI, relating to a possible alternative transaction by any person, other than RPI, or enter into any agreement with any person, other than RPI, providing for an alternative transaction, or make or authorize any statements, recommendation or solicitation in support of any possible alternative transaction by any person, other than RPI.

          Pursuant to the Voting Agreement, each Stockholder appointed Raymond
J. Minella and Tom Schneider, or either of them as such Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of Stockholder, to vote such Stockholder's shares of Common Stock, or to grant or not grant a consent or approval in respect of such shares, at any meeting of shareholders of the Company or at any adjournment thereof or in any other circumstances, including, without limitation, a solicitation of stockholder consents to action without a meeting, upon which the Stockholder's vote, consent or other approval is sought, in respect of any subject matter.

Item 5.   Interest in Securities of Issuer.

          James M. Probst and Mel Stonebraker

                Aggregate number of shares of Common Stock beneficially owned                 2,660,100
                (including shares which may be acquired pursuant to stock options within 60 days of the Group formation):

                Percentage of class /(1)/:                                                         47.2%

                Number of shares subject to sole voting power:                                        0

                Number of shares subject to shared voting power:                              2,600,100

                Number of shares subject to sole dispositive power:                                   0

                Number of shares subject to shared dispositive power:                         2,600,100

/(1)/ Based on 5,630,692 outstanding shares of Common Stock. The percent owned calculations are based on the number of shares of Common Stock outstanding plus, where appropriate, those shares subject to unexercised options which are exercisable within 60 days.

James M. Probst

                Aggregate number of shares of Common Stock beneficially owned                1,200,100
                (including 30,000 shares which may be acquired pursuant to stock options within 60 days of the Group formation):

                Percentage of class /(1)/:                                                         21.3%

                Number of shares subject to sole voting power:                                        0

                Number of shares subject to shared voting power:                              1,170,100

                Number of shares subject to sole dispositive power:                                   0

                Number of shares subject to shared dispositive power:                         1,170,100

Mel Stonebraker

                Aggregate number of shares of Common Stock beneficially owned                 1,460,000
                (including 30,000 shares which may be acquired pursuant to stock options within 60 days of the Group formation):

                Percentage of class /(1)/:                                                         25.9%

                Number of shares subject to sole voting power:                                        0

                Number of shares subject to shared voting power:                              1,430,000

                Number of shares subject to sole dispositive power:                                   0

                Number of shares subject to shared dispositive power:                         1,430,000

Except as described in Item 4 and Item 6 hereof, no member of the Group effected any transactions in Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Merger Agreement.

        Upon the terms and subject to the conditions contained in the Merger Agreement, on the date on which a Certificate of Merger is filed or at such time thereafter as is provided in the Certificate of Merger (the "Effective Date"), RPAC shall be merged with and into RPI which shall be the surviving corporation in the Merger (the "Surviving Corporation"), the separate existence of RPAC shall thereupon cease, and the name of the Surviving Corporation shall by virtue of the Merger remain "Royal Precision, Inc."

        The parties intend that the Merger be a tax-free reorganization and intend to consummate the Merger in accordance with the provisions of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code ("Code"). CSI intends to continue RPI's historic business or to use a significant portion of RPI's business assets in a business.

        As of the Effective Date, by virtue of the Merger and without any action on the part of any holder of any shares of Common Stock:

          (a) All shares of Common Stock which are held by RPI or any subsidiary of RPI shall be canceled.

          (b) Except with regard to fractional shares, each remaining outstanding share of Common Stock shall be converted into that number of fully paid and nonassessable shares of the Convertible Preferred Stock, $.001 par value, of CSI ("CSI Preferred Stock"), determined by dividing
        (i) the number of shares of CSI's Common Stock, par value $.001 per share ("CSI Common Stock"), actually issued and outstanding as of the Effective Date by (ii) the number of shares of Common Stock actually issued and outstanding as of the Effective Date, carried to four decimal places (the "Exchange Ratio").

          (c) Each issued and outstanding share of common stock, without par value, of RPAC ("Merger Sub Common Stock") shall be converted into and become one fully paid and nonassessable share of common stock, $.001 par value, of the Surviving Corporation.

        No dividends or other distributions that are declared or made on CSI Preferred Stock will be paid to persons entitled to receive certificates representing CSI Preferred Stock pursuant to the Merger Agreement until such persons surrender their Certificates representing Common Stock. Upon such surrender, there shall be paid to the person in whose name the certificates representing such CSI Preferred Stock shall be issued any dividends or other distributions which shall have become payable with respect to such CSI Preferred Stock in respect of a record date after the Effective Date. In no event shall the person entitled to receive such dividends be entitled to receive interest on such dividends. If any cash in lieu of fractional shares or any certificate representing CSI Preferred Stock is to be paid to or issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Certificate surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange shall pay to the exchange agent any transfer or other taxes required by reason of the issuance of certificates for such CSI Preferred Stock in a name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the exchange agent that such tax has been paid or is not applicable. Notwithstanding the foregoing, neither the exchange agent nor any party hereto shall be liable to a holder of shares of Common Stock for any shares of CSI Preferred Stock or dividends thereon properly delivered to a public official pursuant to any applicable escheat laws.

        No certificates or scrip representing less than one share of CSI Preferred Stock shall be issued upon the surrender for exchange of Certificates representing Common Stock. In lieu of any such fractional share, each holder of Common Stock who would otherwise have been entitled to a fraction of a share of CSI Preferred Stock upon surrender of Certificates for exchange shall be paid upon such surrender cash (without interest) in an amount equal to (x) such fractional interest multiplied by (y) the product of $6.00 multiplied by the reciprocal of the Exchange Ratio. As soon as practicable after the determination of the amount of cash to be paid to former stockholders of RPI in lieu of any fractional interests, CSI shall make available to the exchange agent, which shall in turn make available in accordance with the Merger Agreement, such amounts to such former stockholders.

        Each option or warrant to purchase Common Stock issued pursuant to the Royal Precision, Inc. Stock Option Plan and the FM Precision Golf Corp. 1997 Stock Option Plan, or otherwise which is outstanding as of the Effective Date (individually, an "RP Option" and, collectively, the "RP Options") shall be assumed by CSI and converted into an option or warrant (or a substitute option shall be granted) to purchase the number of shares of CSI Common Stock (rounded to the nearest whole share) equal to the number of shares of CSI Preferred Stock into which the number of shares of Common Stock subject to such RP Option would have been converted pursuant to the Merger (that is, the number of shares of Common Stock subject to such RP Option multiplied by the Exchange Ratio), at an exercise price per share of CSI Preferred Stock (rounded to the nearest penny) equal to the former exercise price per share of Common Stock under the RP Option immediately prior to the Effective Date multiplied by the reciprocal of the Exchange Ratio; provided, however, that in the case of any RP Option to which
Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, the conversion formula shall be adjusted, if necessary, to comply with Section 424(a) of the Code and the regulations issued thereunder. Except as otherwise provided in the applicable plan or agreement granting the RP Options, the duration, vesting and other terms of each new option to purchase shares of CSI Common Stock shall be the same as the original RP Option except that all references in the option agreement to RPI shall be deemed to be references to CSI. CSI and RPI agree to take such action as may be necessary to effectuate the foregoing provisions.

        As soon as practicable after the Effective Date, CSI shall deliver to each holder of an option to purchase CSI Common Stock a notice that accurately reflects the changes to such option contemplated by the Merger Agreement.

        Each of RPI and CSI shall take all action reasonably necessary, in accordance with applicable law and their respective certificate or articles of incorporation and bylaws, to convene a special meeting of the holders of Common Stock (the "RP Meeting") and a special meeting of the holders of CSI Common Stock (the "CSI Meeting") as promptly as practicable for the purpose of considering and taking action upon the Merger Agreement. Except as provided otherwise in the Merger Agreement, the board of directors of RPI will recommend that holders of Common Stock vote to approve the Merger and to adopt the Merger Agreement at the RP Meeting and the board of directors of CSI will recommend that holders of CSI Common Stock vote to approve an increase in the number of authorized shares of the CSI Preferred Stock and the issuance of CSI Preferred Stock pursuant to the Merger at the CSI Meeting.

        Each of CSI, RPAC and RPI shall provide all reasonable assistance to, and shall cooperate with, each other to bring about the consummation of the Merger as soon as practicable in accordance with the terms and conditions of the Merger Agreement. CSI shall cause RPAC to perform all of its obligations in connection with the Merger Agreement.

Item 7.  Material to be Filed as Exhibits.

         (1) Statement Pursuant to Rule 13d-1(f)
         (2) Voting Agreement between Royal Precision, Inc. and James M. Probst, dated February 2, 1999.
         (3) Voting Agreement between Royal Precision, Inc. and Mel Stonebraker dated February 2, 1999.
         (4) Agreement and Plan of Merger dated February 2, 1999 among Coyote Sports, Inc., RP Acquisition Corp. and Royal Precision, Inc.

                                  SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 1999

COYOTE SPORTS, INC.


By:/s/ Mel Stonebraker
   ______________________________

Print Name: Mel Stonebraker
           _____________________
Title: Chief Executive Officer
      ___________________________
/s/James M Probst                        /s/Mel Stonebraker
_________________________________        ___________________________________
James M. Probst                          Mel Stonebraker